UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024.

 Commission File Number 333-

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ZENVIA Reports Q2 2024 and H1 2024 Results

Normalized EBITDA of BRL 33.7 million in Q2 2024 and BRL 56.8 million in H1 2024

Strict cost control led G&A as % of revenues to 14.5% in H1 2024 from 18.5% in H1 2023

Promising early results of Zenvia Customer Cloud soft launch, with healthy levels of recurring revenue, churn and crossed adoption

São Paulo, September 5, 2024 – Zenvia Inc. (NASDAQ: ZENV), the leading cloud-based CX solution in Latin America empowering companies to craft personal, engaging and fluid experiences throughout the customer journey, today reported its operational and financial metrics for the second quarter of 2024.

Cassio Bobsin, Founder & CEO of ZENVIA, said: “During the quarter, we kept our focus on rolling out Zenvia Customer Cloud, and we are pleased to report that the launch has been met with enthusiasm from our clients. We also released in June our cutting-edge Generative AI Chatbot solution, which delivers value in just under six minutes and, within two months of its launch, has already resulted in 99 chatbots developed by companies across eight sectors in Latin America. We are excited about the opportunities these innovations present and remain committed to driving continued growth and strengthening our leadership position in the market. Our team’s dedication and the positive response from our clients underscore our confidence in the transformative potential of these solutions and our ability to exceed expectations as we move forward.”

Shay Chor, CFO & IRO of ZENVIA, said: “We achieved another quarter of solid revenue growth in Q2 2024, with margins remaining within our guidance range, despite the fact that the revenue increase was mainly driven by large enterprises in both segments, which typically have lower margins. A key highlight of the quarter is the significant reduction in G&A expenses, which was down more than 10% YoY in Q2, attesting our continued commitment to rigorous cost control, and positively impacting our EBITDA. Looking ahead, we are focused on maintaining this momentum, rolling out Zenvia Customer Cloud and unlocking profitable value from our operations to keep deleveraging the business.”

Key Financial Metrics (BRL MM and %)	Q2 2024	Q2 2023	YoY	H1 2024	H1 2023	YTD
Revenues	231.2	192.9	19.8%	443.8	372.0	19.3%
Gross Profit	87.5	70.4	24.4%	168.4	149.3	12.8%
Gross Margin	37.9%	36.5%	1.4p.p.	37.9%	40.1%	-2.2p.p.
Non-GAAP Adjusted Gross Profit(1)	100.2	83.2	20.4%	193.8	175.7	10.3%
Non-GAAP Adjusted Gross Margin(2)	43.3%	43.1%	0.2p.p.	43.7%	47.2%	-3.6p.p.
Operating Loss (EBIT)	10.0	-7.0	n.m	0.3	-19.3	n.m
Adjusted EBITDA(3)(5)	33.6	14.9	125.5%	46.7	22.7	105.3%
Normalized EBITDA(4)(5)	33.7	14.9	126.1%	56.8	22.7	150.0%
Loss of the Period	(15.9)	(15.2)	5.1%	(72.2)	(31.9)	126.0%
Cash Balance	89.4	142.6	-37.3%	89.4	142.6	-37.3%
Net cash flow from (used in) operating activities	18.1	32.8	-44.6%	5.3	132.3	-96.0%
Total Active Customers(6)	11,849	14,740	-19.6%	11,849	14,740	-19.6%

(1)	For a reconciliation of our Non-GAAP Gross Profit to Gross Profit, see Selected Financial Data section below.
(2)	We calculate Non-GAAP Gross Margin as Non-GAAP Gross Profit divided by revenue.
(3)	For a reconciliation of our Adjusted EBITDA to Loss for the Period, see Selected Financial Data section below.
(4)	For a reconciliation of our Normalized EBITDA to Loss for the Period, see Selected Financial Data section below.
(5)	In December 2023, the Company identified that the allowance for expected credit losses and cost with amortization of intangibles was understated. The calculation was reassessed in the annual financial statements and Management has retrospectively revised the first six months of 2023 for comparison purposes.
(6)	We define an Active Customer as an account (based on a corporate taxpayer registration number) at the end of any period that was the source of any amount of revenue for us in the preceding three months. We classify a customer from which we generated no revenue in the preceding three months as an Inactive Customer.

1	Earnings Release | Q2 2024

Highlights Q2 2024

●	Revenues totaled BRL 231.2 million, up 19.8% when compared to BRL 192.9 million in Q2 2023 as a result of both SaaS (+15.6% YoY) and CPaaS (+22.1%) expansion. CPaaS and SaaS saw growth mainly from large enterprise customers.
●	Non-GAAP Adjusted Gross Profit of BRL 100.2 million was up 20.4% YoY while Non-GAAP Adjusted Gross Margin was mainly stable, up by 0.2 percentage points to the expected level of 43.3% YoY as highlighted in our guidance for 2024. This decrease is due to:
(i)	Higher mix of CPaaS in the period, principally from large enterprises with lower margins; and
(ii)	Lower SaaS margins, which also grew more in large enterprises with lower margins.
●	Total number of active customers decreased to 11.8k, being 6.8k from SaaS and 5.5k from CPaaS. This decrease reflects a client-base cleanup, combining the rollout of Zenvia Customer Cloud - that unifies SaaS clients' contracts - with a drop in smaller CPaaS clients which used lower volumes of SMS and were less profitable.
●	Normalized EBITDA was positive BRL 33.7 million in the quarter, up 126.1% from Q2 2023, benefiting from higher revenues and strict expense control.
●	On June 19, we announced the launch of our Generative AI Chatbot, a game-changing solution to revolutionize chatbot development, making it as simple and intuitive as a personal interaction and accessible to businesses of all sizes looking to improve and automate customer service. Key highlights include easy customization and efficient integration with multiple communication channels, ensuring a superior solution for all customer needs. Within two months of its launch, 99 chatbots were already developed by companies across eight industry sectors in Latin America.
●	The migration of the client base to Zenvia Customer Cloud has already started, with a full rollout expected by the H1 2025. To date, we could observe healthy levels of recurring revenue, churn, and cross-adoption.

Highlights H1 2024

●	Revenues totaled BRL 443.8 million, up 19.3% when compared to BRL 372.0 million in H1 2023 as a result of both SaaS (+13.8% YTD) and CPaaS (+22.5%) expansion.
●	Non-GAAP Adjusted Gross Profit of BRL 193.8 million was up 10.3% YTD while Non-GAAP Adjusted Gross Margin was down 3.6 percentage points YoY to the expected level of 43.7%.
●	Normalized EBITDA was positive BRL 56.8 million in the quarter, up 150.0% from H1 2023, which is in line with our expectations and in line to deliver the full year guidance of BRL 120 million to BRL 140 million.

2	Earnings Release | Q2 2024

SaaS Business

SaaS Key Operational & Financial Metrics (BRL MM and %)	Q2 2024	Q2 2023	YoY	H1 2024	H1 2023	YTD
Revenues	78.0	67.5	15.6%	154.8	136.0	13.8%
Gross Profit	29.9	29.1	2.5%	60.4	62.1	-2.6%
Gross Margin	38.3%	43.2%	-4.9p.p.	39.0%	45.6%	-6.6p.p.
Non-GAAP Gross Profit(1)	42.5	42.0	1.3%	85.9	88.4	-2.9%
Non-GAAP Gross Margin(2)	54.5%	62.2%	-7.7p.p.	55.5%	65.0%	-9.5p.p.
Net Revenue Expansion (NRE)	100%	116%	-16p.p.	100%	116%	-16p.p.
Total Active Customers(3)	6,770	6,888	-1.7%	6,770	6,888	-1.7%
(1)	For a reconciliation of the Non-GAAP Adjusted Gross Profit of our SaaS business segment to Gross Profit of our SaaS business segment, see Selected Financial Data section below.
(2)	We calculate Non-GAAP Adjusted Gross Margin of our SaaS business segment as Non-GAAP Gross Profit of our SaaS business segment divided by revenue of our SaaS business segment.
(3)	We define an Active Customer as an account (based on a corporate taxpayer registration number) at the end of any period that was the source of any amount of revenue for us in the preceding three months. We classify a customer from which we generated no revenue in the preceding three months as an Inactive Customer.

In Q2 2024, our SaaS business Revenue went up 15.6% YoY to BRL 78.0 million, compared to BRL 67.5 million in Q2 2023, primarily from large enterprise customers, especially in the Consulting business that has a low base of comparison in Q2 2023. In H1 2024, our SaaS business revenue increased 13.8%.

As a result, Q2 2024 Non-GAAP Adjusted Gross Profit was mainly stable, up 1.3% YoY to BRL 42.5 million from BRL 42.0 million. It is worth noting that the soft launch of Zenvia Customer Cloud began at the end of Q1 2024, and the team is focused on rolling out all functionalities by Q4 2024, when we expect to launch the full marketing campaign.

The revenue increase came mostly from large enterprises that carry lower margins, leading to lower Non-GAAP Adjusted Gross Margin from SaaS. Despite being down by 7.7 percentage points YoY to 54.5%, this margin level is expected, given that the large enterprise business carries lower margins when compared to the pure software business of circa 50%. For the same reason, in H1 2024, our Non-GAAP Adjusted Gross Profit was down 2.9%, which resulted in an expected decrease of 9.5 percentage points in our Non-GAAP Adjusted Gross Margin.

CPaaS Business

CPaaS Key Operational & Financial Metrics (BRL MM and %)	Q2 2024	Q2 2023	YoY	H1 2024	H1 2023	YTD
Revenues	153.2	125.5	22.1%	289.0	235.9	22.5%
Non-GAAP Gross Profit(1)	57.7	41.2	39.8%	108.0	87.3	23.7%
Non-GAAP Gross Margin(2)	37.6%	32.9%	4.8p.p.	37.4%	37.0%	0.4p.p.
Total Active Customers(3)	5,506	8,647	-36.3%	5,506	8,647	-36.3%
(1)	For a reconciliation of the Non-GAAP Adjusted Gross Profit of our CPaaS business segment to Gross Profit of our CPaaS business segment, see Selected Financial Data section below.
(2)	We calculate Non-GAAP Adjusted Gross Margin of our CPaaS business segment as Non-GAAP Gross Profit of our CPaaS business segment divided by revenue of our CPaaS business segment.
(3)	We define an active customer as an account (based on a corporate taxpayer registration number) at the end of any period that was the source of any amount of revenue for us in the preceding three months. We classify a customer from which we generated no revenue in the preceding three months as an inactive customer.

Our CPaaS business reported Net Revenues of BRL 153.2 million in Q2 2024, up 22.1% YoY, while Non-GAAP Gross Profit increased 39.8% YoY to BRL 57.7 million from BRL 41.2 million in Q2 2023. Non-GAAP Gross Margin reached 37.6%, compared to 32.9% in Q2 2023, mainly due to opportunities of unusually high margins with certain large enterprises.

3	Earnings Release | Q2 2024

In H1 2024, our CPaaS business reported Net Revenues of BRL 289.0 million, up 22.5% YTD, with our Non-GAAP Adjusted Gross Profit increasing at a similar rate, leading to a Non-GAAP Adjusted Gross Margin of 37.4%, up 0.4 p.p. YoY.

It is worth noting that the decrease in the active customer base was primarily due to the clean-up and removal of smaller CPaaS clients who were not generating revenue. This move reflects our focus on retaining customers that contribute with revenues and EBITDA generation as attested by the 22% increase in CPaaS top line and 40% increase in Non-GAAP Adjusted Gross Profit during the quarter.

Consolidated Financial Results

Revenue

Consolidated revenues in Q2 2024 totaled BRL 231.2 million, up 19.8% YoY, reflecting the increases of 22.1% in CPaaS and 15.6% in SaaS. In H1 2024 consolidated revenues totaled BRL 443.8 million, up 19.3% YTD, reflecting the increases of 22.5% in CPaaS and 13.8% in SaaS. The soft launch of Zenvia Customer Cloud began at the end of Q1 2024, and the team is focused on rolling out all functionalities by Q4 2024, when we expect to launch the full marketing campaign.

Profitability

Our Consolidated Non-GAAP Adjusted Gross Profit went up by 20.4% YoY in Q2 2024 to BRL 100.2 million, mainly reflecting the 39.8% increase in CPaaS Non-GAAP Adjusted Gross Profit. Non-GAAP Adjusted Gross Margin was stable YoY, up by 0.2 p.p. to 43.3% in Q2 2024 from 43.1% in Q2 2023. Higher than expected CPaaS margins were able to offset lower SaaS margins, as the latter also expanded more with large enterprise customers. In addition, we had a higher share of CPaaS in the revenue mix, of 66.3% in Q2 2024 compared to 65.0% in Q2 2023.

Adjusted EBITDA in Q2 2024 was positive BRL 33.7 million, compared to BRL 14.9 million in Q2 2023. The 125.5% increase is mainly due to higher revenues and stricter expense control. Normalized EBITDA amounted to BRL 56.8 million in H1 2024, which compares to BRL 22.7 million in the same period of 2023. Our LTM Normalized EBITDA has reached BRL 110.2 million in June 2024, which puts us on track to delivering on the 2024 guidance.

Reiterating FY 2024 Guidance

FY 2024 Guidance
Revenue	BRL$930 - $970 million
Y/Y Growth	15% - 20%
Non-GAAP Adjusted Gross Margin	42% - 45%
Normalized EBITDA	BRL$120 - $140 million

4	Earnings Release | Q2 2024

Conference Call

The Company’s senior management team will host a webcast to discuss the results and business outlook on Friday, September 6, 2024, at 10:00 am ET. To access the webcast presentation, click here.

Additional information regarding Zenvia can be found at https://investors.zenvia.com.

Contacts

Investor Relations Caio Figueiredo Fernando Schneider ir@zenvia.com	Media Relations – FG-IR Fabiane Goldstein – (954) 625-4793 – fabi@fg-ir.com

About ZENVIA

Zenvia (NASDAQ: ZENV) is a technology company dedicated to creating a new world of experiences. It focuses on enabling companies to create personalized, engaging and fluid experiences across the entire customer journey, all through its unified, multi-channel customer cloud solution. Boasting two decades of industry expertise, over 13,000 customers and operations throughout Latin America, Zenvia enables businesses of all segments to amplify brand presence, escalate sales, and elevate customer support, generating operational efficiency, productivity and results, all in one place. To learn more and get the latest updates, visit our website and follow our social media profiles on LinkedIn, Instagram, TikTok and YouTube.

Forward-Looking Statements

The preliminary fourth quarter and full year operating results set forth above are based solely on currently available information, which is subject to change. These preliminary operating results constitute forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Zenvia’s control. Zenvia’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: our ability to innovate and respond to technological advances, changing market needs and customer demands, our ability to successfully acquire new businesses as customers, acquire customers in new industry verticals and appropriately manage international expansion, substantial and increasing competition in our market, compliance with applicable regulatory and legislative developments and regulations, the dependence of our business on our relationship with certain service providers, among other factors.

SELECTED FINANCIAL DATA

The following selected financial information are preliminary, unaudited and are based on management's initial review of operations for the second quarter of 2024.

5	Earnings Release | Q2 2024

Income Statement

	Q2			H1
	2024	2023	Variation	2024	2023	Variation
	(non-audited)	(restated)		(non-audited)	(restated)
	(in thousands of R$)		(%)	(in thousands of R$)		(%)
Revenue	231,159	192,919	19.8%	443,795	371,966	19.3%
Cost of services	-143,624	-122,533	17.2%	-275,403	-222,631	23.7%
Gross profit	87,535	70,386	24.4%	168,392	149,335	12.8%
Selling and marketing expenses	-26,001	-24,807	4.8%	-53,360	-52,249	2.1%
General and administrative expenses	-33,293	-37,348	-10.9%	-64,563	-68,795	-6.2%
Research and development expenses	-14,071	-11,109	26.7%	-28,867	-25,113	14.9%
Allowance for expected credit losses	-1,464	-3,708	-60.5%	-6,895	-21,977	-68.6%
Other income and expenses, net	-2,690	-451	496.5%	-14,406	-536	2587.7%
Operating gain (loss)	10,016	-7,037	-242.3%	301	-19,335	-101.6%
Financial expenses	-37,895	-17,125	121.3%	-105,133	-35,849	193.3%
Finance income	438	3,987	-89.0%	7,472	6,612	13.0%
Financial expenses, net	-37,457	-13,138	185.1%	-97,661	-29,237	234.0%
Loss before taxes	-27,441	-20,175	36.0%	-97,360	-48,572	100.4%
Deferred income tax and social contribution	14,011	7,793	79.8%	30,094	19,639	53.2%
Current income tax and social contribution	-2,507	-2,788	-10.1%	-4,927	-3,006	63.9%
Loss for the period	-15,937	-15,170	5.1%	-72,193	-31,939	126.0%

Loss attributable to Owners of the Company	-16,045	-15,226	5.4%	-72,419	-32,065	125.9%
Non-controlling interests	108	56	92.9%	226	126	79.4%

Balance Sheet

	December 31, 2023 (audited)	June 30, 2024 (non-audited)
	(in thousands of R$)
Assets
Current assets	250,331	304,179
Cash and cash equivalents	63,742	89,411
Trade and other receivables	148,784	170,326
Recoverable assets	28,058	27,555
Prepayments	5,571	9,871
Other assets	4,176	7,016
Advances to Acquisition

Non-current assets	1,461,233	1,480,788
Restricted Cash	6,403	6,749
Prepayments	1,109	713
Other Assets	10	10
Deferred Tax Assets	91,971	122,065
Property, plant and equipment	14,413	20,855
Intangible assets	1,347,327	1,330,396

Total assets	1,711,564	1,784,967

	December 31, 2023 (audited)	June 30, 2024 (non-audited)
	(in thousands of R$)
Liabilities
Current liabilities	607,374	622,848
Trade and other payables	353,998	374,933
Loans, borrowings and Debentures	36,191	73,527
Liabilities from acquisitions	134,466	99,936
Employee benefits	50,085	47,811
Tax liabilities	18,846	16,991
Lease liabilities	2,056	1,962
Deferred revenue	11,547	7,591
Taxes to be paid in installments	185	97
Derivative and Financial Instruments	-

Non-current liabilities	215,243	341,236
Liabilities from acquisitions	160,237	187,096
Loans, borrowings	51,605	56,037
Provisions for tax, labor and civil risks	1,721	1,744
Lease liabilities	752	1,834
Employee Benefits	615	1,478
Derivative financial instruments	-	92,757
Taxes to be paid in installments	313	290

Equity	888,947	820,883
Capital	957,525	1,007,522
Reserves	247,464	206,887
Foreign currency translation reserve	3,129	(2,188)
Other components of equity	283	283
Accumulated losses	(319,591)	(392,010)
Non-controlling interests	137	389

Total equity and liabilities	1,711,564	1,784,967

6	Earnings Release | Q2 2024

Indebtness

	Interest	December 31, 2023 (audited)	June 30, 2024 (non-audited)
(in thousands of R$)
Working capital	100% CDI+2.51% to 6.55% and 8.60%	69,667	113,730
Debentures	18.16%	18,129	15,834
Total		87,796	129,564

7	Earnings Release | Q2 2024

Cash Flow

	Q2		H1
	2024 (non-audited)	2023 (restated)	2024 (non-audited)	2023 (restated)
	(in thousands of R$)
Net cash from (used in) operating activities	18,134	32,758	5,269	132,318
Net cash used in investing activities	-21,078	-14,735	-33,507	-17,438
Net cash from (used in) financing activities	21,459	-31,548	54,793	-69,914
Exchange rate change on cash and cash equivalents	-629	-2,918	-886	-2,630
Net (decrease) increase in cash and cash equivalents	17,886	-16,443	25,669	42,336

Special Note Regarding Non-GAAP Financial Measures

This press release presents certain Non-GAAP financial measures, which are not recognized under IFRS, specifically Non-GAAP Adjusted Gross Profit, Non-GAAP Adjusted Gross Margin, Non-GAAP Adjusted Gross Profit for our SaaS business segment, Non-GAAP Adjusted Gross Profit for our CPaaS business segment, Non-GAAP Adjusted Gross Margin for our SaaS business segment, Non-GAAP Adjusted Gross Margin for our CPaaS business segment, Adjusted EBITDA and Normalized EBITDA. A Non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Non-GAAP financial measures do not have standardized meanings and may not be directly comparable to similarly titled measures adopted by other companies. These Non-GAAP financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. We also believe that the disclosure of our Non-GAAP Adjusted Gross Profit, Non-GAAP Adjusted Gross Margin, Non-GAAP Adjusted Gross Profit for our SaaS business segment, Non-GAAP Adjusted Gross Profit for our CPaaS business segment, Non-GAAP Adjusted Gross Margin for our SaaS business segment, Non-GAAP Adjusted Gross Margin for our CPaaS business segment, Adjusted EBITDA and Normalized EBITDA. Flow provides useful supplemental information to investors and financial analysts and other interested parties in their review of our operating performance. Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings, cash flows or profit (loss) in making an investment decision.

8	Earnings Release | Q2 2024

The following table shows the reconciliation for our consolidated Non-GAAP Gross Profit and consolidated Non-GAAP Gross Margin:

	Q2		H1
Consolidated	2024 (non-audited)	2023 (non-audited)	2024 (non-audited)	2023 (non-audited)
	(in thousands of R$)
Gross profit	87,535	70,386	168,392	149,335
(+) Amortization of intangible assets acquired from business combinations	12,654	12,850	25,439	26,361
Non-GAAP Gross Profit(1)	100,189	83,236	193,831	175,696
Revenue	231,159	192,919	443,795	371,966
Gross margin(2)	37.9%	36.5%	37.9%	40.1%
Non-GAAP Gross Margin(3)	43.3%	43.1%	43.7%	47.2%

(1) We calculate Non-GAAP Adjusted Gross Profit as gross profit plus amortization of intangible assets acquired from business combinations.

(2) We calculate gross margin as gross profit divided by revenue.

(3) We calculate Non-GAAP Adjusted Gross Margin as Non-GAAP Adjusted Gross Profit divided by revenue.

The following tables shows the reconciliation for the Non-GAAP Gross Profit and Non-GAAP Gross Margin for our SaaS and CPaaS business segments:

	Q2		H1
SaaS Segment	2024 (non-audited)	2023 (non-audited)	2024 (non-audited)	2023 (non-audited)
	(in thousands of R$)
Gross profit	29,871	29,144	60,440	62,060
(+) Amortization of intangible assets acquired from business combinations	12,654	12,850	25,439	26,361
Non-GAAP Gross Profit(1)	42,525	41,994	85,879	88,421
Revenue	77,977	67,467	154,797	136,049
Gross margin(2)	38.3%	43.2%	39.0%	45.6%
Non-GAAP Gross Margin(3)	54.5%	62.2%	55.5%	65.0%

(1)	We calculate Non-GAAP Adjusted Gross Profit for our SaaS business segment as gross profit for our SaaS business segment plus amortization of intangible assets acquired from business combinations for our SaaS business segment.
(2)	We calculate gross margin for our SaaS business segment as gross profit for our SaaS business segment divided by revenue of our SaaS business segment.
(3)	We calculate Non-GAAP Adjusted Gross Margin for SaaS business segment as Non-GAAP Adjusted Gross Profit for our SaaS business segment divided by revenue for our SaaS business segment.

9	Earnings Release | Q2 2024

	Q2		H1
CPaaS Segment	2024 (non-audited)	2023 (non-audited)	2024 (non-audited)	2023 (non-audited)
	(in thousands of R$)
Gross profit	57,652	41,241	107,952	87,275
(+) Amortization of intangible assets acquired from business combinations	0	0	0	0
Non-GAAP Gross Profit(1)	57,652	41,241	107,952	87,275
Revenue	153,182	125,455	288,998	235,917
Gross margin(2)	37.6%	32.9%	37.4%	37.0%
Non-GAAP Gross Margin(3)	37.6%	32.9%	37.4%	37.0%

(1)	We calculate Non-GAAP Adjusted Gross Profit for our CPaaS business segment as gross profit for our CPaaS business segment plus amortization of intangible assets acquired from business combinations for our CPaaS business segment.
(2)	We calculate gross margin for our CPaaS business segment as gross profit for our CPaaS business segment divided by revenue of our CPaaS business segment.
(3)	We calculate Non-GAAP Adjusted Gross Margin for CPaaS business segment as Non-GAAP Adjusted Gross Profit for our CPaaS business segment divided by revenue for our CPaaS business segment.

The following table shows the reconciliation for our Adjusted EBITDA and Normalized EBITDA:

	Q2		H1
	2024 (non-audited)	2023 (non-audited)	2024 (non-audited)	2023 (non-audited)
	(in thousands of R$)
Loss for the period	-15,937	-15,170	-72,193	-31,939
Current and Deferred Income Tax	-11,504	-5,005	-25,167	-16,633
Financial expenses, net	37,457	13,138	97,661	29,237
Depreciation and Amortization	23,582	21,935	46,379	42,068
Adjusted EBITDA(1)	33,598	14,898	46,680	22,733
Earn-outs	-80	-	- 10,161
Normalized EBITDA(2)	33,678	14,898	56,841	22,733

(1)	We calculate Adjusted EBITDA as loss for the period adjusted by income tax and social contribution (current and deferred), financial expenses, net, depreciation and the goodwill impairment.
(2)	We calculate Normalized EBITDA as the Adjusted EBITDA adjusted by non-cash impacts from earn-out adjustments.

10	Earnings Release | Q2 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 5, 2024

Zenvia Inc.

By:	/s/ Cassio Bobsin

Name: Cassio Bobsin

Title: Chief Executive Officer